"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

[redacted]

RECEIVED
2009 DEC -4 A 6:19

ORKLA

09047435

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

SUPPL

Mandatory notification of trade – options

On 24 November 2009, in connection with Orkla's option programme, 25 000 options in Orkla-shares were exercised at a strike price of NOK 27.00 per share and 100,000 options in Orkla-shares were exercised at a strike price of NOK 37.23 per share.

Orkla has also cancelled 675,000 options with an average strike price of NOK 66.27 which were awarded to employees who have now left the Group.

After these transactions, the total number of options issued in Orkla shares is now 15,832,000 in addition to 134,000 synthetic options in the remaining part of the cash bonus programme. Orkla has a hedge through a cash-settled financial derivative of 600,000 underlying shares related to the option programmes.

Orkla owns 11,622,004 treasury shares.

Orkla ASA
Oslo, 24 November 2009

Contact Orkla Investor Relations:
Siv Merethe S. Brekke, Tel: +47 22 54 44 55

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